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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 1999
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
ECO SOIL SYSTEMS, INC.
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Full Name of Registrant

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Former Name if Applicable
10740 THORNMINT ROAD
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Address of Principal Executive Office (Street and Number)
SAN DIEGO, CA 92127
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Eco Soil Systems, Inc. (the "Company") could not be filed within the prescribed time period because the Company recently entered into an agreement that calls for the sale of substantially all of the assets of its Turf Partners, Inc. subsidiary (the "Asset Sale"). The press release attached hereto as Exhibit A describes the proposed Asset Sale transaction. Negotiation and documentation of the Asset Sale transaction has diverted management's attention and caused unforeseen delay. As a result, the Company has been unable to obtain, without unreasonable effort or expense, all the information necessary to file within the prescribed time period.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
    William B. Adams                         (619)              675-1660
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No


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    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's results of operations changed significantly between 1998 and 1999. The press release attached hereto as Exhibit B explains both narratively and quantitatively the magnitude of the changes and the reasons therefor.
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                            ECO SOIL SYSTEMS, INC.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  March 30, 2000                        By /s/ William B. Adams
        ---------------------------------------    ----------------------------
                                                   William B. Adams
                                                   Chairman of the Board and
                                                   Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of

   Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                 EXHIBIT A

                           ECO SOIL SYSTEMS, INC.
                         ATTACHMENT TO FORM 12b-25

PART III -- NARRATIVE


ECO SOIL ANNOUNCES AGREEMENT TO SELL TURF PARTNERS ASSETS TO J.R. SIMPLOT
                             COMPANY

RANCHO BERNARDO, Calif.--(BUSINESS WIRE)--March 28, 2000--Eco Soil Systems, Inc. (Nasdaq:ESSI - NEWS) today announced that it has entered into a definitive agreement to sell substantially all of the assets of its Turf Partners subsidiary to the J.R. Simplot Company for a purchase price equal to six times Turf Partners 2000 EBITDA (earnings before interest, taxes, depreciation and amortization) from sales of distributed products, subject to certain adjustments.

Simplot also will assume liabilities associated with existing vendor payables, contracts and leases. These liabilities include external debt of approximately $17 million to be assumed at closing.

The transaction is expected to close during July 2000, subject to certain customary closing conditions, including the approval of Eco Soil shareholders, the receipt of various third party consents and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

At the closing, Simplot will make a down payment of $20 million, subject to adjustment if: (a) Turf Partners' net tangible assets at June 30, 2000 are more or less than $3 million, (b) if Turf Partners has not generated at least 75% of the EBITDA it has projected for the first six months of 2000 or (c) if Turf Partners fails to satisfy other balance sheet tests.

Simplot will pay the balance of the purchase price in March 2001 based on an audited balance sheet as of June 30, 2000 and statements of operations for the year ended Dec. 31, 2000.

The final purchase price will be subject to adjustment based on the same balance sheet factors that apply in July 2000 and to a reduction based on the average amount outstanding on Turf Partners' working capital line of credit during 2000.

William B. Adams, chairman and CEO, said: "We are very pleased with the terms of the transaction as we continue to strive for profitability in 2000. There are many benefits to Eco Soil as the Simplot deal unfolds. With the infusion of cash and the assumption of Turf Partners' debt, working capital is increased at the parent level, allowing management to focus on the development and sales of proprietary microbial products to increase market penetration."

The asset purchase agreement calls for Eco Soil and Simplot to enter into separate agreements pursuant to which Simplot will sell Eco Soil proprietary products into turf and agricultural markets and commence field trials of Eco Soil's proprietary products on its potato fields.

Under the agreement relating to agricultural markets, Eco Soil's proprietary products would be distributed through Simplot's Soil Builders organization, a nationwide network of 85 agricultural retail stores.

Adams continued: "We expect that the distribution agreements with Simplot will enhance our proprietary product sales in both the agriculture and turf markets. In agriculture, we expect the Simplot agreements will expand our distribution channels for proprietary products into the sizeable corn, cotton and potato markets. The proprietary products will include the Company's EPA approved BioJect(R) system, the FreshPack(R) product line and a new low-cost hybrid of the BioJect(R) and FreshPack(R) products designed to service the agriculture market.

"In regards to the turf market, the asset purchase agreement contemplates that Simplot will agree to a five-year distribution agreement for Eco Soil's proprietary product sales. During this period, Turf Partners would continue to be the exclusive distributor of proprietary products and equipment for turf markets.


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"Overall we are very pleased with the outcome of this long- awaited transaction.
From every angle, Eco Soil stands to benefit through the distribution agreements with Simplot, new financial freedom and increased market penetration in the turf and agriculture markets.

"As we have explained in previous press releases, Eco Soil wanted to form a strategic alliance that would allow entrance into larger agricultural markets and increase our market share in the turf industry, while not incurring substantial investment expenses. In terms of the transaction, Eco Soil expects to successfully accomplish both of these goals."

Eco Soil develops, markets and sells proprietary biological products, and operates two distribution companies that provide chemical, fertilizer and seed products for turf and crop maintenance problems in the golf and agricultural industries.

Its proprietary products are generally made up of biotech discoveries by research companies and universities and are sold under the FreshPack-Registered Trademark or the BioJect-Registered Trademark- brands.

These products, along with standard turf maintenance products, are sold to nearly 40% of America's golf courses through Eco Soil's Turf Partners subsidiary, and are sold to the agricultural market, along with irrigation products, through its Agricultural Supply subsidiary. Eco Soil's Internet site address is http://www.ecosoil.com.

The statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the company, including those listed under the caption "factors that may affect future performance" in the company's annual report on Form 10-K filed April 7, 1999 and subsequent quarterly filings including Form 10-Q filed Nov. 15, 1999.

CONTACT:
     Eco Soil Systems, Rancho Bernardo
     William B. Adams or Ann R. Strobel, 858/675-1660
      or
     The Financial Relations Board
     Karen Taylor, 310/442-0599 (general info)
     Jill Fukuhara/Rose Anunciacion, 310/442-0599
      (analyst contact)


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                                 EXHIBIT B

                           ECO SOIL SYSTEMS, INC.
                         ATTACHMENT TO FORM 12b-25

PART IV -- OTHER INFORMATION


                      ECO SOIL SYSTEMS REPORTS 1999 RESULTS


RANCHO BERNARDO, Calif.--(BUSINESS WIRE)--March 28, 2000--Eco Soil Systems, Inc. (Nasdaq: ESSI - NEWS) announced revenues for the twelve months ended December 31, 1999 of $123.5 million compared to $82.4 million during the same period in 1998. This revenue was comprised of $97.1 million from the Company's Turf Partners subsidiary and $26.4 million from the Company's Agricultural Supply subsidiary. The Company reported a net loss for the year of $18.4 million, or $1.05 per share, compared to a net loss of $10.0 million, or $.61 per share, for the same period in 1998, according to William B. Adams, chairman and chief executive officer.

Adams commented, "We believe the losses are not indicative of the Company's prospects in the future. Eco Soil announced today, in a separate release, that it has reached an agreement to sell its turf distribution business to The J.R. Simplot Company. We are now well positioned to focus on our core technology, substantially cut our overhead expenses and significantly reduce our long term debt."

The 1999 loss includes the operating income shortfall related to the Ag Supply Mexican subsidiary's sale of proprietary products and certain expenses related to consolidating and preparing to sell the Turf Partner distribution business. The 1999 loss also included approximately $8.0 million in interest, depreciation, amortization and administrative expenses that will be eliminated in 2000 as a result of the sale of Turf Partners and the consolidation of administrative functions at Ag Supply and the Company's headquarters.

Revenues for the quarter ended December 31, 1999 were $21.8 million compared to $17.1 million during the same period in 1998. This revenue was comprised of $16.0 million from the Company's Turf Partners subsidiary and $5.8 million from the Company's Agricultural Supply subsidiary. The Company reported a net loss for the quarter of $13.8 million, or $.76 per share, compared to a net loss of $12.2 million, or $.73 per share, for the same period in 1998.

Eco Soil develops, markets and sells proprietary biological and traditional chemical products that provide solutions for a wide variety of turf and crop maintenance problems in the golf and agricultural industries. Its proprietary products are distributed through the BioJect(R), a patented and EPA-approved device that cultures and dispenses biological products through irrigation systems. These products, along with standard turf maintenance products, are sold to nearly 40% of America's golf courses through Eco Soil's Turf Partners subsidiary, and are sold to the agricultural market, along with irrigation products, through its Agricultural Supply subsidiary. Eco Soil's Internet site address is http://www.ecosoil.com.

The statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, including those listed under the caption "factors that may affect future performance" in the Company's Annual Report on Form 10-K filed April 7, 1999.


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                             ECO SOIL SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEETS
                      (In Thousands, Except Share Amounts)


                                     ASSETS
                                                              December 31,
                                                             1999      1998
Current Assets:
 Cash and cash equivalents                                $ 1,228   $ 3,410
 Accounts receivable, net
   of allowance for doubtful
   accounts of $2,204 and $1,261
   at December 31, 1999 and 1998,
   respectively                                            21,675    13,523
Finished goods inventory                                   16,360    10,475
Prepaid expenses and other current assets                   4,588     6,288
Total current assets                                       43,851    33,696
Equipment under construction                                5,041     4,731
Property and equipment, net                                14,450    11,652
Intangible assets, net                                     14,374    14,571
Other assets                                                4,839     2,355
Total assets                                              $82,555   $67,005




                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
 Accounts payable                                         $24,438  $  8,037
 Accrued expenses                                           5,809     7,061
 Current portion of long-term obligations                  19,276       178
Total current liabilities                                  49,523    15,276
Long-term obligations, net of current
  portion                                                  16,482    22,620
Deferred gain on sale/leaseback of building                   523       566
Commitments
 Shareholders' equity:
  Preferred stock
   $.005 par value; 5,000,000 shares
    authorized; none issued and outstanding                    --        --
   Common stock
$.005 par value; 50,000,000 shares
  authorized at December 31, 1999 and 1998;
  18,349,965 and 17,064,576 shares issued
  and outstanding at December 31, 1999
  and 1998, respectively                                       92        85
Additional paid-in capital                                 55,578    51,485
Warrants                                                    2,733       958
Notes receivable from shareholders                             --       (15)
Accumulated deficit                                       (42,376)  (23,970)
Total shareholders' equity                                 16,027    28,543
Total liabilities and shareholders'
 equity                                                   $82,555  $ 67,005


                             ECO SOIL SYSTEMS, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      (In Thousands, Except Per Share Data)


                                                             Three Months                           Twelve Months
                                                           Ended December 31,                     Ended December 31,
                                                      1999                  1998                 1999            1998
Revenues:
     Turf Partners                      $           15,999  $             10,467  $            97,169  $       61,336
     Agricultural Supply                             5,764                 6,623               26,363          21,035
     Total revenues                                 21,763                17,090              123,532          82,371
Cost of revenues:
     Turf Partners                                  15,405                 8,635               77,599          44,657
     Agricultural Supply                             5,309                 4,888               19,326          14,907
     Total cost of revenues                         20,714                13,523               96,925          59,564
Gross profit                                         1,049                 3,567               26,607          22,807
Operating expenses:
     Selling, general and
administrative                                      12,575                 9,922               38,828          25,405
     Research and development                          297                   271                1,065             584
     Amortization of intangibles                       291                   256                1,155           1,108
     Special charges                                     -                 3,875                    -           3,875
Income (loss) from operations                     (12,114)              (10,757)             (14,441)         (8,165)
Interest expense                                     1,659                 1,715                4,288           2,494
Interest income                                         15                   302                  323             654
Net income (loss)                       $         (13,758)  $           (12,170)  $          (18,406)  $     (10,005)
Net loss per share, basic and
diluted                                 $           (0.76)  $             (0.73)  $            (1.05)  $       (0.61)
Shares used in calculating net loss
per share, basic and diluted                        17,991                16,771               17,550          16,361



CONTACT:
         Eco Soil Systems, Inc., Rancho Bernardo
         William B. Adams or Ann R. Strobel, 858/675-1660 or
         The Financial Relations Board, 310/442-0599
         Karen Taylor, General Information
         Jill Fukuhara/Rose Anunciacion, Analyst Contact